Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 23, 2018
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 5:00 pm (Israel time) on Wednesday, May 23, 2018, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)	To approve the annual cash bonus plan for 2018 for Dr. Alon Seri-Levy, the Company's chief executive officer; and

(2)	To approve the grant of options to purchase Company ordinary shares to Dr. Alon Seri-Levy, the Company’s chief executive officer.
In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2017.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Friday, April 13, 2018 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/ .

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

__________________________

PROXY STATEMENT

__________________________

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at an Annual Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Meeting will be held at 5:00 pm (Israel time) on Wednesday, May 23, 2018, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Wednesday, April 18, 2018 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, April 13, 2018, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve the annual cash bonus plan for 2018 for Dr. Alon Seri-Levy, the Company's chief executive officer; and

(2)	To approve the grant of options to purchase Company ordinary shares to Dr. Alon Seri-Levy, the Company’s chief executive officer.
 In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2017.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Friday, April 13, 2018, we had 18,949,968 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Friday, April 13, 2018, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33.33%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the board of directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Annual Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of each of the proposals requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of the proposals, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of each of the proposals, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 1 and 2, as the case may be. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Corporate Controller, Eyal Ben-Or, at +972-8-931-3437 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you and that can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you, provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 5:00 pm (Israel time) on Monday, May 21, 2018, or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 5:00 pm (Israel time) on Monday, May 21, 2018 (or such other deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 1 or 2, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Friday, April 13, 2018. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Friday, April 13, 2018, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Controller of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Wednesday, April 18, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/ The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

 APPROVAL OF ANNUAL CASH BONUS PLAN FOR 2018 FOR DR. ALON SERI-
LEVY OUR CHIEF EXECUTIVE OFFICER

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through team work and collaboration.

Consistent with the Company’s compensation policy and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s chief executive officer. The Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual cash bonus plan for 2018 for Dr. Alon Seri-Levy, the Company’s chief executive officer.

Eligibility

Dr. Seri-Levy would be eligible to receive the annual cash bonus for the year 2018, without the need for further shareholder approval, subject to the following: (i) continuous employment of Dr. Seri-Levy at the Company through December 31, 2018; (ii) achievement of the Company objectives described below; (iii) all other terms of the bonus plan as set forth below; and (iv) the limitations of the compensation policy and applicable law.

Company Objectives

The Compensation Committee and the Board determined certain clinical and regulatory quantifiable performance indicators as the Company’s goals for 2018 (the "Company's 2018 Objectives"). In addition, the Compensation Committee and the Board determined an additional regulatory performance indicator as an extraordinary performance for 2018 (the "Company's 2018 Extraordinary Objective").

Similar to the terms of the cash bonus plan approved by the Compensation Committee and the Board for other officers of the Company for 2018, Dr. Seri-Levy shall not be entitled to any annual cash bonus for 2018 in the event that less than all of the Company's 2018 Objectives have been achieved by December 31, 2018.

Target and Maximum Annual Cash Bonus

The target annual bonus for Dr. Seri-Levy, which is the annual cash bonus amount that Dr. Seri-Levy will be entitled to receive upon achievement of all (but not less than all) of the Company's 2018 Objectives as described under "Calculation of Bonus" below, will be up to six monthly salaries (the "Target Bonus"). The maximum annual bonus, which is the annual cash bonus amount that Dr. Seri-Levy will be entitled to receive upon achievement of all of the Company's 2018 Objectives and achievement of the Company's 2018 Extraordinary Objective as described under "Calculation of Bonus" below, will be up to nine monthly salaries (the "Maximum Bonus").  Dr. Seri-Levy's monthly salary is NIS 90,000.

Calculation of Bonus

The total amount to be paid to Dr. Seri-Levy, out of the Target Bonus or Maximum Bonus (as applicable), shall be calculated as follows:

•
80% of the Target Bonus or Maximum Bonus (as applicable) shall be paid upon achievement of the Company's 2018 Objectives, and with respect to the Maximum Bonus, also upon achievement of the Company's 2018 Extraordinary Objective.

•
20% of the Target Bonus or Maximum Bonus (as applicable) shall be paid based on the discretion of the Compensation Committee and the Board based on the achievement of Dr. Seri-Levy's personal evaluation goals. It is clarified that no bonus shall be paid unless all Company's 2018 Objectives are met.

Approval of this proposal will be deemed as an amendment to Dr. Seri-Levy’s employment agreement which provides for a maximum target annual bonus of six monthly salaries.  The proposed annual cash bonus plan for 2018 would provide a maximum annual cash bonus to Dr. Seri-Levy of nine monthly salaries, which would only be triggered upon satisfaction of the Company's 2018 Extraordinary Objective.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the annual cash bonus plan for Dr. Seri-Levy, the Company’s chief executive officer, as described in the Proxy Statement.”

The Board and the Compensation Committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

GRANT OF OPTIONS TO PURCHASE SHARES IN THE COMPANY TO DR. ALON
SERI-LEVY, THE COMPANY’S CHIEF EXECUTIVE OFFICER

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

It is proposed to grant options to purchase Ordinary Shares in the Company to Dr. Alon Seri-Levy, the Company's chief executive officer. Dr. Alon Seri-Levy co-founded the Company and has served as its chief executive officer since its incorporation in 1997 until today.

Our compensation committee and board of directors have resolved to recommend to our shareholders at the Meeting to approve the grant to Dr. Alon Seri-Levy of options to purchase 105,471 Company ordinary shares under our 2014 Share Incentive Plan, or the Plan.  The options would have a term of 10 years and vest over a period of four years as follows: (i) twenty-five percent (25%) will vest upon the lapse of one (1) year from the date of approval by the Company's shareholders of the option grant, and (ii) six and one-quarter percent (6.25%) of the options will vest upon the lapse of each subsequent quarter thereafter. The exercise price of the options will be $11.21, which was the average closing price of the Company’s Ordinary Share on The Nasdaq Capital Market over the 30 trading days preceding the date of approval by the board of directors.

Dr. Seri-Levy currently holds 216,731 options to purchase ordinary shares of the Company, which constitutes 1.09% of the Company's share capital on a fully diluted basis.

Under the terms of the options, they will become fully vested in the event of a "Change of Control". A "Change of Control" for these purposes means either (i) a transaction or series of transactions (other than an offering of our ordinary shares (or any shares substituted for such ordinary shares) which we are or may in the future be authorized to issue, or the shares, to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition by any individual, entity or group of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, or the Exchange Act), through sale of shares, merger, consolidation, or otherwise, of 100% of the then outstanding shares; provided, however, that any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act of 1933) of the Company shall not constitute a Change of Control or (ii) a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis.

In addition, Dr. Alon Seri-Levy's employment agreement provides for acceleration of vesting of options under the following circumstances. Upon the occurrence of (A) either (i) a sale of shares, merger, consolidation, or otherwise, of more than 30% of our then outstanding Company shares (unless, following such acquisition Mr. Moshe Arkin beneficially owns, directly or indirectly 50% or more of the then outstanding Company shares); or (ii) a sale or other disposition of all or substantially all of the assets of Company and its subsidiaries on a consolidated basis ("Secondary Change of Control"); and (B) either (i) the termination of the employment of Dr. Alon Seri-Levy by the Company without Cause (as defined in  the employment agreement) within 12 months of such Secondary Change of Control; or (ii) the voluntary termination by Dr. Alon Seri-Levy of his employment for Good Reason (as defined in the employment agreement) within 12 months of such Change of Control, then 100% of the then outstanding Awards (as defined in the Plan) granted to Dr. Alon Seri-Levy as of the date of such termination without Cause or with Good Reason shall automatically vest, provided that within 60 days following the date of termination, Dr. Alon Seri-Levy executes and does not revoke an effective general release of all claims against the Company.  Such acceleration of vesting shall be effective as of the date of termination and thereafter such accelerated Awards may be exercised immediately.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the grant of options to Dr. Alon Seri-Levy, the Company's chief executive officer, exercisable into 105,471 ordinary shares of the Company on the terms described in the Proxy Statement.”

The Board and the Compensation Committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F, filed with the SEC on March 26, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

April 18, 2018